Pricing Supplement 30 dated September 5, 2003
(To Prospectus dated March 22, 2000 and
Prospectus Supplement dated March 22, 2000)

Rule 424(b) (3)
File No. 333-31502

PACCAR FINANCIAL CORP.

Medium-Term Notes, Series J - Floating Rate
CUSIP# 69371RWG7

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

- ☐ Goldman, Sachs & Co.
- ☐ Banc of America Securities LLC
- ☐ Merrill Lynch & Co.
- ☐ Morgan Stanley Dean Witter
- ☐ Citigroup Global Markets Inc.
- ☒ RBC Capital Markets
- ☒ JP Morgan Securities Inc.

acting as ☒ principal ☐ agents

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of 100% of the Principal Amount.

Principal Amount: $80,000,000	Original Issue Date:	September 17, 2003
Agent's Discount or Commission: 0.20%	Maturity Date:	September 16, 2005
Net Proceeds to Company: $79,840,000	Interest Payment Date(s):	Quarterly on the 17th or next Business day of Dec., Mar., June, and September via modified following business day convention, commencing December 17, 2003

Calculation Agent:

Interest Calculation:

☒ Regular Floating Rate Note
☐ Inverse Floating Rate Note
Fixed Interest Rate:
☐ Other Floating Rate Note (see attached)

☐ Floating Rate/Fixed Rate Note
Fixed Rate Commencement Date:
Fixed Interest Rate:

Initial Interest Rate: To Be Determined
Initial Interest Reset Date: December 17, 2003
Interest Reset Date(s): Quarterly on the 17th or next business day of Dec., Mar., June, and September via modified following business day convention.

Interest Rate Basis:

☐ CD Rate
☐ Commercial Paper Rate
☐ CMT Rate
  ☐ CMT Telerate Page 7051
  ☐ CMT Telerate Page 7052
  If CMT Telerate Page 7052:
    ☐ Weekly Average
    ☐ Monthly Average

☐ Federal Funds Rate
☒ LIBOR
Designated LIBOR Page:
  ☐ LIBOR Reuters Page
  ☒ LIBOR Telerate Page 3750
LIBOR Currency:

☐ Prime Rate
☐ Treasury Rate
☐ Other (see attached)

Index: 3 Month LIBOR
Spread (+/-): - 0.06%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
- ☐ 30/360 for the period from to .
- ☒ Actual/360 for the period from September 17, 2003 to September 16, 2005.
- ☐ Actual/Actual for the period from to .

Redemption:
- ☒ The Notes may not be redeemed prior to the Maturity Date.
- ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
  Initial Redemption Date:
  Initial Redemption Percentage: ___ %
  Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal Amount.
- ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
- ☒ The Notes may not be repaid prior to the Maturity Date.
- ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
  Optional Repayment Date(s):

Currency:
Specified Currency: USD (If other than U.S. dollars, see attached)
Minimum Denominations: __________(Applicable only if Specified Currency is other than U.S. dollars)
Exchange Rate Agent: ____________ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
Issue Price: ___%

Form: ☒ Book-Entry ☐ Certificated

Other Provisions: